Filed by Genesis Park Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Genesis Park Acquisition Corp.

(Commission File No. 001-39733)

36TH ANNUAL SPACE SYMPOSIUM

Executive Interview with Redwire: Peter Cannito, Chairman & Chief Executive Officer

Wednesday August 25, 2021

Jeff Carr, President of Griffin Communications Group: We are here at the 36th annual Space Symposium in the heart of the Lockheed Martin Exhibit Center as we continue our series of space industry executive interviews. Joining us today is Peter Cannito, Chairman and CEO of Redwire, an industry-leading company that’s developing cutting-edge capabilities and mission critical solutions that are transforming the future of space infrastructure. Pete, we are glad to have you. Thanks for joining us today.

Peter Cannito, Chairman and CEO of Redwire: Thanks for having me.

Jeff Carr: So Pete, you and your team have gone for zero to 60 in no time at all. It was just, what, a little over a year since the founding merger. How far have you come in that time and what’s on your agenda for the Symposium this year?

Peter Cannito: That is an excellent question. So we’ve come together pretty quickly, but I think that’s a function of the fact that the strategy that we’ve put together has really resonated for the industry. And the idea is that there are a number of small companies out there that just have extraordinary technical capability but could really benefit from being part of a well-capitalized, larger platform with scale in order to take their strategies and their technology to the next level. When you combine that with all the fantastic collaboration and integration as we come together as One Redwire to build out second order capabilities that are a mix of the different capabilities of the organizations that we’ve brought together, it’s really started to take on a life of its own. And it’s that momentum that has carried us forward so quickly, because after our first couple of acquisitions, we had a number of other companies that the story really resonated with who started approaching us and saying: hey, we see what you are doing here in terms of building a middle market pure-play space company of scale that honors the heritage of the last 50 years of space, but also is really excited about disruptive new technologies. And that itself has kind of led to where we are today.

Jeff Carr: So there’s a lot of legacy behind Redwire. You guys bring over 50 years of space flight heritage to the game along with a robust technology portfolio. And that’s one of the things I wanted to talk to you about is based on this technology portfolio and infrastructure that you are commanding right now, how does that position you for the Redwire vision going forward and what is that vision?

Peter Cannito: Excellent questions. So, our vision is to be a space infrastructure company that will help propel humanity’s expansion into space through affordable, sustainable, and economical infrastructure for the future and we’re talking about infrastructure to support all the different segments of the space sector to include civil, commercial and national security. So, we really see ourselves as a foundational provider of technology. So, for example, we notably recently had, through our partnership through Boeing, our NASA customer installed two of our rollout solar arrays on the International Space Station. Those were Redwire technologies and the ROSA is truly a revolutionary way to provide high power capability in space in an affordable and also dynamic matter, with the ability to roll out that has implications associated with the affordability of launch. So power is an example of one of those key infrastructure components that are going to enable all of the future of the space infrastructure that we are building out there. And that’s really where Redwire is focused. It’s power; it’s sensors; it’s on-orbit servicing, assembly and manufacturing; it’s space cyber. All of those underlying technologies that regardless of which domain you are operating in – civil, commercial or national security – these organizations need in order to complete their mission.

Jeff Carr: Well you answered my next two questions, so that’s great, that’s fantastic. But let’s talk about the future.

Peter Cannito: Yeah.

Jeff Carr: Starting with the near future okay, what are the Redwire headlines going to be say coming up over the next six-twelve months? What can you say?

Peter Cannito: All statements are forward looking, as you know. Obviously, our biggest next milestone is very public, we’re going to close our de-SPAC process on September 2nd and become a publicly traded company. So that’s the new biggest headline coming out of Redwire coming out of the next couple of months. So then what you are going to see from there is we are going to use that additional capital to continue what we’ve been doing already and that’s bringing more capabilities into this middle market, pure-play space infrastructure company of scale in a way that continues to propel the industry forward. And it’s going to be a combination — where we’re uniquely positioned — of combining flight heritage, capabilities that have been proven on orbit that the customers can depend on, with new disruptive technologies that are really going to change the game and really change the economics of space. And that’s kind of our guiding principle is to continue to grow whether it be through internal investment or more mergers and acquisitions in combining the flight heritage with these innovative disruptive technologies.

Jeff Carr: So you have pretty diversified growth strategy. So, from an investor’s standpoint, what is the value proposition you see for private investors as you guys are getting ready to go public?

Peter Cannito: Yeah, yeah. Well it’s an interesting question, because obviously SPACs have been very high profile over the past three to six months and it’s interesting. Our strategy from an investor perspective is to offer a company that has a blue-chip foundation with venture optionality. That’s our term for a conservative company that is revenue and cash-flow positive today but has these disruptive capabilities in the portfolio that enable us to grow faster than the broader market into the future. So, first and foremost, we are already a revenue and cash-flow positive company that can go on in perpetuity without any problem. We don’t need to raise capital in order to continue to execute our strategy. So it’s a very strong foundational investment opportunity – some might say a value opportunity – but it has this unique aspect of having this unique venture optionality associated with breakthrough technologies, like our 3D printing on-orbit where you’re the undisputed leader in on-orbit 3D printing and manufacturing. That kind of venture optionality gives the investors an opportunity to share in the upside in our breakout growth as those markets mature and come to fruition. Now the nice thing is that although we have a number of different projections as to when this is going to happen, we can be patient because we are fiscally conservative, we have a strong revenue and cash-flow positive foundation. So if it’s going to be ten years instead of five, we will still be in the game, because ultimately to not only the investors but to the industry at large, we are in it for the long term and that’s how we think about it. We want long term investors and we want to be a critical part of this industry well into the future.

Jeff Carr: So let’s get out your crystal ball here for a minute. Talking about the long-term investors, what do you tell a long term investor who wants to know what this industry’s going to really look like ten years from now?

Peter Cannito: Right.

Jeff Carr: What do you tell them?

Peter Cannito: Well, I basically tell them that we are entering into the second golden age of space and that with the reduction in launch costs brought about by SpaceX’s innovations and others and the economically reusable rocket as well as all of the other small launch providers and the like that are really driving down the costs of launch, there is going to be an explosion in space infrastructure. Launch is a forward-looking demand indicator for space infrastructure companies like Redwire. So, as a result, you now enable us to start driving down the cost and changing the economics of space infrastructure in a similar manner. The result of that will be, interestingly enough, new business models to heretofore were not economically possible that are now cost effective. I believe the future of the space industry is as much about economics as it is about technology and Redwire is leading the way, among others, in the commercialization of LEO, that’s something we are very focused on, and these new business models that can generate really great investments for the future. And because we are so foundational, you are going to begin to see new companies with new exciting business models pop up here in Space Symposium and Redwire sees itself as providing those foundational technologies that I talked about at the beginning to enable each one of their different businesses and ideas.

Jeff Carr: Great. Fantastic. One last question. I want to test Pete the philosopher here. Exploration is generating a lot of public interest and enthusiasm and that is wonderful to see after all these years. How important do you think exploration is to the continued growth and success of the overall space industry?

Peter Cannito: Oh absolutely it’s critical. Not only is it where we came from historically, but it’s about where we are going as well. Redwire was extremely proud to have provided some key sensors for the Perseverance Mars Rover and we are highly involved in the future of space exploration. But to us, we envision a future where humanity is a species that operates throughout our entire solar system and that vision cannot come to fruition without the important work that NASA and the international space agencies do in pushing out exploration, because we are excited about commercializing LEO, we’re excited about a permanent structure on the moon, but we don’t want to stop there. And exploration is going to be what gives us the knowledge to continue to onto Mars, onto Titan, and again enables us to be a species that allows us to operate throughout the entire solar system.

Jeff Carr: It takes a village and I think the whole village is here this week.

Peter Cannito: Yeah.

Jeff Carr: We really appreciate you joining us and being a part of this conversation.

Peter Cannito: Absolutely.

Jeff Carr: Thanks for joining us, Pete. Pete Cannito, Chairman and CEO of Redwire.

Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Genesis Park Acquisition Corp., Redwire or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement governing the proposed business combination; (2) the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain approval of the shareholders of Genesis Park Acquisition Corp. or other conditions to closing in the merger agreement; (3) the ability to meet NYSE’s listing standards following the consummation of the transactions contemplated by the merger agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Redwire as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Redwire may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Genesis Park Acquisition Corp. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Genesis Park Acquisition Corp. and Redwire undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed business combination between Redwire and Genesis Park Acquisition Corp., Genesis Park Acquisition Corp. filed with the SEC a definitive proxy statement / prospectus on August 11, 2021 and is mailing the definitive proxy statement / prospectus and other relevant documentation to Genesis Park Acquisition Corp. shareholders. This document does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons are advised to read the definitive proxy statement / prospectus in connection with Genesis Park Acquisition Corp.’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Redwire, Genesis Park Acquisition Corp. and the proposed business combination. The definitive proxy statement / prospectus is being mailed to Genesis Park Acquisition Corp. shareholders as of August 2, 2021, the record date established for voting on the proposed business combination.

Shareholders are also able to obtain a copy of the definitive proxy statement / prospectus, without charge, at the SEC’s website at http://sec.gov or by directing a written request to Genesis Park Acquisition Corp., 2000 Edwards Street, Suite B, Houston, Texas 77007.

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination.

Participants in the Solicitation

Genesis Park Acquisition Corp. and its directors and officers may be deemed participants in the solicitation of proxies of Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination.

Genesis Park Acquisition Corp. shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Genesis Park Acquisition Corp. in Genesis Park Acquisition Corp.’s prospectus relating to its initial public offering filed with the SEC on November 24, 2020. Redwire and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Genesis Park Acquisition Corp. in connection with the Business Combination.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination is set forth in the definitive proxy statement / prospectus for the transaction. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is included in the definitive proxy statement / prospectus Genesis Park Acquisition Corp. filed with the SEC.